UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*


                               Bruno's, Inc.

                              (Name of Issuer)

                   Common Stock, par value $.01 per share
                       (Title of Class of Securities)

                                116881 10 3
                               (CUSIP Number)

  Paul E. Raether, KKR Associates, BI Associates, L.P. c/o Kohlberg Kravis
                               Roberts & Co.
          9 West 57th Street, New York, N.Y. 10019 (212) 750-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)

                               April 20, 1995
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   .


Check the following box if a fee is being paid with the statement. / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             PAGE 1 OF 4 PAGES




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                                                         Page 2 of 4 Pages



                      AMENDMENT NO. 1 TO SCHEDULE 13D

          The Statement on Schedule 13D (the "Schedule 13D") relating to the common stock, par value $.01 per share, of Bruno's, Inc. (the "Issuer") as previously filed by the Reporting Persons, consisting of BI Associates, L.P., Crimson Acquisition Corp. ("Newco") and KKR Associates, is hereby amended and supplemented with respect to the items set forth below. Capitalized terms used without definition have the meaning ascribed to such terms in the Schedule 13D.




Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

Item 3 is hereby supplemented and amended as follows:

          On May 18, 1995, the Issuer and Newco amended the terms of the Option pursuant to the First Amendment, dated as of May 18, 1995, to the Stock Option Agreement, dated as of April 20, 1995, between the Issuer and Newco. Pursuant to such amendment, the Exercise Price was amended from $12.50 per share to $12.00 per share. If Newco were to exercise the Option in full and pay the Exercise Price in cash, the funds required would be approximately $186,498,840. A copy of the First Amendment to the Stock Option Agreement is filed as Exhibit 1 hereto and is incorporated herein by reference.



Item 4.  Purpose of Transaction.
         ----------------------

Item 4 is hereby supplemented and amended as follows:

          On May 18, 1995, the Issuer and Newco amended the terms of the Merger pursuant to the First Amendment, dated as of May 18, 1995, to the Agreement and Plan of Merger, dated as of April 20, 1995, between the Issuer and Newco. Pursuant to such amendment, (1) the cash election price was amended from $12.50 per share to $12.00 per share and (2) the Non-Cash Election Number was amended to a number equal to (i) 4,166,667 (excluding for this purpose any shares of Issuer Common Stock owned by the Issuer or by any subsidiary or by BI Associates or Newco) plus (ii) a number of shares equal to the number of record holders of Issuer Common Stock immediately prior to the Effective Time of the Merger. In addition, pursuant to such amendment, each share of common stock of Newco issued and outstanding immediately prior to the Effective Time of the Merger will be converted into (i) a number of shares of Issuer Common Stock equal to the quotient of (A) 20,833,333 divided by (B) the number of shares of common stock of Newco outstanding immediately prior to the Effective Time of the Merger and (ii) a number of warrants equal to the quotient of (A)
10,000,000 divided by (B) the number of shares of common stock of Newco outstanding immediately prior to the Effective Time of the Merger. Each warrant will entitle the holder to purchase one share of Issuer Common
Stock at a price of $12.00 per share, subject to anti-dilution adjustments. The warrants will be exercisable from the Effective Time of the Merger until the tenth anniversary thereof. A copy of the First Amendment to the Agreement and Plan of Merger is filed as Exhibit 2 hereto and is incorporated herein by reference.


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                                                        Page 3 of 4 Pages





Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     1. First Amendment, dated as of May 18, 1995, to the Stock Option Agreement, dated as of April 20, 1995, between Crimson Acquisition Corp. and Bruno's, Inc.

     2. First Amendment, dated as of May 18, 1995, to the Agreement and Plan of Merger, dated as of April 20, 1995, between Crimson Acquisition Corp. and Bruno's, Inc.




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                                                        Page 4 of 4 Pages




                                 SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true,

complete and correct.


                                   KKR ASSOCIATES



                                   By:/s/ Paul E. Raether
                                      -----------------------
                                      Name: Paul E. Raether
                                      Title:  General Partner


                                   BI ASSOCIATES, L.P.
                                   By KKR Associates
                                   General Partner


                                   By:/s/ Paul E. Raether
                                      -----------------------
                                      Name: Paul E. Raether
                                      Title:  General Partner


                                   CRIMSON ACQUISITION CORP.


                                   By:/s/ Paul E. Raether
                                      -----------------------
                                      Name: Paul E. Raether
                                      Title: Chief Executive Officer










DATED: May 19, 1995






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                             INDEX TO EXHIBITS
                             -----------------



Exhibit Number Description of Exhibits
- -------------- -----------------------


     1. First Amendment, dated as of May 18, 1995, to the Stock Option Agreement, dated as of April 20, 1995, between Crimson Acquisition Corp. and Bruno's, Inc.

     2. First Amendment, dated as of May 18, 1995, to the Agreement and Plan of Merger, dated as of April 20, 1995, among between Crimson Acquisition Corp. and Bruno's, Inc.